Moonshot Junior Inc.

Hardware · Software · Technology · Education · Marketplace

Transforming Curious Minds Entrepreneurship-focused, Product 1st, STEAM Learning

MOONSHOTJR.COM · SAN JOSE CALIFORNIA


MOONSHOT Jr
Transforming Curious Minds
Our Vision and Journey
www.moonshotjr.com



Our preliminary research showed that the current education system with its traditional approach to learning is not catering to the needs of the children for building their future. We care not only because we have a close association and experience in e-commerce and can see and predict the needs of the future but also as parents of school goers.

Alok Jain Co-founder, CEO @ Moonshot Junior Inc.

Why you may want to support us...

1. Global footprint (within 2 months of launch) in 9 countries (paid customers via our SaaS program)
2. After 1st month of experience, several customers paid 3-6 months in advance (gave little discounts).
3. Our founders Alok Jain and Sunil Ranka founded multiple successful businesses in Silicon Valley.
4. 2nd position in UnicornBattle by Startup.Network, San Francisco Chapter.
5. Businesses started by <30yrs have gone down by 1/3rd in the USA (in last 30 years), help us fix it!

Why investors ❤ us

WE'VE RAISED $206,111 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Alok Jain

Co-founder, CEO

Serial Entrepreneur. Founded four successful Silicon Valley companies. A passionate eCommerce & online marketing expert. Including: eZdia Inc, RealtyCohost.



Sunil Ranka

Co-founder

His personal journey highlights him as a founder at Predikly – a data and RPA innovation company, and Partner at Z Nation Lab - a global support ecosystem designed for high-growth startups and dreamers.



Vikas Shukla

Co-founder

Founder and CEO, Reference Design Inc. Author of several technical books. Successfully launched 10+ hardware products on Kickstarter and raised money. An IIT-BHU Alumni.



Tushal Mittal

GM, India

Co-founder at Stopkhoj India



Ken Burke

Advisor

Founder, EntrepreneurNOW! Sold his company Market Live at $100 Million.



Reuben Advani

Advisor

CEO, Global STEM Alliance



Gaurav Pant

Director of Operations

Co-founder and CEO, Om Sharnam



Pavan Ladha

Director of Sales

Director of Operations, Now Inc.



Tulika Bhojwani

Head of Content

Content Strategist for 15+ years at multiple brands

In the news

Claudia TSENG posted on LinkedIn

In ten years, only 10% of the work is full-time. Can you afford not to have an "entrepreneurial mind"? This is why Alok Jain founded Moonshot Jr., the ...

August 7, 2020 @ linkedin.com

Sania Box encourages kids to build a PC - no adult required - The MagPi magazine

Teen creates Raspberry Pi 4-based DIY computer kit

January 24, 2020 @ magpi.raspberrypi.org

Sania Box embedded computer kit - Geeky Gadgets

13-year-old Sania Jain based in San Jose, California has created a fantastic kit of electronics to help younger children learn to code. The Sania Box mini PC be used to learn more about the Internet of Things,

January 22, 2020 @ geeky-gadgets.com

Downloads

Moonshotjr Pitch V5.pdf

Monshot Jr - Changing the Future. One Child at a Time.

It started with an idea and an experience of parents of middle and high school students who coincidentally are also our founders. They noticed some alarming numbers in our institutional structure.



Transforming Curious Minds
01
Only 9% of full-time jobs will exist by 2030 (PwC)
02
Yet only 3.6% of people under 30 own private businesses (as compared to 10.6% in 1989) (WSJ)


03
Kids have developed a GPA-based mindset instead of growth mindset (Lack of innovative thinking & creativity)
04
Employment Rate in the US at an all-time low of 51.3% in April 2020 (Trading Economics)
05
1.2 million students drop out of school every year

They also noticed that the current ecosystem is not supporting a holistic approach to learning especially when the workforce of the future is set to be dominated by automation and artificial intelligence.


MOONSHOT
Transforming Curious Minds
CURRENT ECOSYSTEM
IS NOT FUTURE - READY
School
Children don't realize their passion or interest till university
One-size-fits-all
Not catering to students, based on their intellect level
Mindset
Puts kids in the GPA-based mindset rather than growth mindset
Future
Not preparing for future jobs & gig economies/ entrepreneurship

To bring about a change in the educational system, it was necessary to change to bring about a change in the young mindsets. The patent-pending Innovator Program with its 4 stages of guided learning helps children not just to prepare for the future but to succeed in academics and careers based on their interest and aptitude.


MOONSHOT
Transforming Curious Minds
HOW STUDENTS
LEARN
4 stages of learning
01
Exploring Concept and Self Aptitude
02
Transforming into Decision Makers
03
Preparing for Workforce of Future
04
Defined Product Outcome

- The program equips a kid with the right set of techniques and knowledge to become innovators and entrepreneurs in the future.

- Exploration Stage- The child is taken through a 17 session journey that centers on knowledge about futuristic subjects

- Preparation Stage- Children will be able to dig deeper into the chosen subjects like Robotics, Arduino, Raspberry Pi, AI, Automation, Art, Game Development, App Development, and more.
- Product Innovation Stage- Introduced to the five steps of product development to help innovate and develop a Moonshot (their own product)
- E-commerce Stage- Prepares and encourages your kid for the e-commerce environment
- Product-first learning technique designed to make you aware of the applications and future of the subject.
- Real-life experience of entrepreneurship


All You need to know about INNOVATOR PROGRAM
Watch later
Share
All You Need
TO KNOW ABOUT
INNOVATOR PROGRAM


MOONSHOT
Transforming Curious Minds
WHAT IS A
MOONSHOT?
The brainchild of a student, developed under the guidance of the Moonshot Jr
Self-discovery, STEAM, and entrepreneurship skills help a kid come up with a product or service
Product or service can belong to anything under the sky, like robots, apps, games, and much more
Unique and attention-worthy ideas introduced on crowd - funding platforms for mass reach


MOONSHOT
Transforming Curious Minds
WHAT ELSE MOONSHOT JR.
HAS TO OFFER?
Skill Assessment:
Experienced skill assessment experts assess your kid's level of understanding, determine strengths, and provide support throughout the process
Counseling
Dedicated therapists assist and provide crystal-clear solutions, in case your kid requires
360°-marketing Courses
From Video editing to SEO, we have everything covered under one-time, on-demand sessions
Webinars
Sessions with market leaders and experts organized to keep kids updated with recent developments

So, what is the outcome of this elaborate program?


MOONSHOT
Transforming Curious Minds
HOW IT HELPS
A BUDDING MIND?
Build a Stellar Resume
Additional knowledge on futuristic subjects will help enhance resume for college & future jobs
Get Future-Prepared
Prepare with the right direction and choice of subjects for college admissions
Product-development Experience
Learn to handle success and failure
Mental Conditioning
Develop a changed mindset, become decision-makers, grow right aptitude
Entrepreneurial Experience
Launch Moonshots on marketplaces and crowdfunding platforms

The Innovator program evaluates students through Moonscale- a data-point-driven analytical tool that helps us to offer customized learning based on individual interests and aptitude.


MOONSHOT
Transforming Curious Minds
DATA-BASED LEARNING
Moonshot Jr offers data-based learning tracked through Moonscale
The innovator program is a custom program that helps children to learn based on their interests and capability. We derive a lot of data points throughout our four-stage program.
These data points include


Listening skills
Speaking skills
Coding skills
Financial Management skills
Comprehensive skills
Socialization scale
Artistic skills
Attention Span
Relationship building skills
Futuristic thinking
+ 50 other data points

We have several children enrolled on our prototype platform. It is astonishing to see the transformation that these students have gone through in the past few months. The key is to help the children pursue learning based on interest areas.


MOONSHOT
Transforming Curious Minds
OUTCOME POST
TRANSFORMATION OF MIND
(in last 6 months)
DIY Science Experiment Kit
Became an entrepreneur at 8
DIY Science Experiment Kit
Science Experiment Enthusiast at 11
DIY Technology Kit
Ready to Launch on Kickstarter
Social Entrepreneur Project
Delivered a TEDx Talk session
DIY Embedded Kit & Environment -friendly bottles
Raised $8000+ on Kickstarter


Success Stories at Moonshot Jr
Watch later
Share
Funtastic Box


Testimonial from SANIA JAIN
Watch later
Share


MOONSHOT
Transforming Curious Minds
WHAT WE ARE NOT
Another online learning course
Lego and robotics class
Online coding class
Online entrepreneurship class
Software-only class
YouTube learning channel

We have a robust team of founders, advisors, subject-matter experts, and counselors along with a growing team of 20+ full-time employees. Our founders are industry leaders who have built multiple successful companies. Our team boasts of professionals and instructors across various verticals and countries. Currently, we serve students in 9 countries in various parts of the world including the U.S., the U.K., Netherlands, Ireland, Iraq, Canada, and the U.A.E.


MOONSHOT
Transforming Curious Minds
FOUNDERS
Alok Jain, Co-founder & CEO
Co-founder eZdia & Realtycohost
An IIT-B Alumni
Sunil Ranka Co-founder
Founder Predikly & SVTech Podcast
Partner ZNL Ventures
Vishal Malhotra CTO
CTO at EQ2
Vikas Shukla Chief Innovator
Founder & CEO Reference Design inc
An IIT-BHU alumni


20+
Full Time Employees
15+
Team of Mentors & Advisors
3
E-learning Agencies Partners
30+
Instructors
6+
IIT Alumni


MOONSHOT
Transforming Curious Minds
ADVISORS
Ken Burke
Founder of 4 online tech companies
Sold MarketLive (eCommerce platform) at $100M+
Amar Rajashekhar
Co-founder - Edcite
Edcite skill assessment platform - 2.5 million students in USA
Reuben Advani
Founder of Telestrat education, (sold the company)
Ex-CEO, Global STEM alliance (400+ employee)
COUNSELORS
Alexis Stadler
Student Counselor
Aditi Deo
Skill Assessment Therapist
Shambhavi Alve
Child Psychologist

We have a dual sales-revenue model as shown below. Children are enrolled in the program in two offerings within the program including one-on-one sessions, and classroom set-up.


MOONSHOT
Transforming Curious Minds
OUR SALES & REVENUE APPROACH
(Next 12-16 months)
Sales Funnel
1000+ Children
5% Children whose product goes viral
E-Learning (SaaS Model)
1000+ Children, Average Fee $134/Month
E-Commerce (Moonshot Products)
5%+ product success rate, average $70k revenue
Revenue
$1.4M eccomerce
$1M eLearning
*This slide contains future projections which cannot be guaranteed.


MOONSHOT
Transforming Curious Minds
OUR ASK
Seed fund for next 12 months
1000+ Students
$2.4M+ Revenues (12-16 months)
FUND UTILIZATION

20%
Platform

40%
Client Acquisition

20%
Course Creation

20%
Operations

*This slide contains future projections which cannot be guaranteed.

MOONSHOT
Transforming Curious Minds

OUR COMPETITORS

	FOCUS	MARKET TO	TUTOR OPTION	MONEY RAISED	COMMUNITY	KEY VALUE PROP
MSJ	Premium content, plus hands on to expert guide	Direct - parents schools upcoming	Yes	No	Coming soon	Tech + Entrepreneurship
Whitehat Jr	Coding	Direct parents	Yes	Yes	No	Tech
QUIZLET	Narrow- DIY Academics	Teachers Students	No	Yes	No	Custom content (school and outside)
LAMBDA SCHOOL	Coding	Beyond HS Learner	Yes- slack	Yes 48M	Yes- class	Private school (part time/ fulltime)
MICRO VERSE	Coding, IT school	Beyond HS Learner	Yes	Yes	Yes- class	No tution upfront
COURSEHERO	Enrichment		Yes		Yes	Content for - HS success / college readiness
VENTURE LABS	Non- profit -to spread enter	Training schools, other non-profits, and after schools (Teachers)	Yes	No	Yes	Comps, activits, events etc. for girls
UNCHARTED LEARNING	Coding+ Incubator		Yes -class	Not for profit	Yes-hundreds of Schools	
BORN PRENEUR	Entrepreneurship at early age	Direct parents	Yes		No	Not online (India Center)

MOONSHOT
Transforming Curious Minds

JOURNEY SO FAR



Inception & Concept Oct 2019
Worked on prototype Oct 2019
Nov 2019 Company Registration & Hiring
Dec 2019 Initial Hiring (3 fulltime employees)
2019
2020
First Moonshot Jr child launched her product Sania Box Jan 2020
Raised $ 8500+ on Kickstarter Sania Box Feb 2020
Mar 2019 Started India Subsidiary
2 More Moonshots Launched
Raised $125K (Friends and Family) Mar 2020
Apr 2019 2 Moonshots Launched, Fireside chat went viral Hired 5 more employees
Team grown to 15 members May 2020
June 2020 Team grown to 20 members (raised $225K total)
First batch with 40 students started July 2020

Investor Q&A

– COLLAPSE ALL

What does your company do?

Moonshot Jr is redefining the way young minds learn, absorb knowledge, and apply the same. Our goal is to equip every inquisitive kid capable of innovating or leading a change with the right set of knowledge and tools. Through our patent-pending SaaS-based Product 1st (outcome-focused) learning model, we aim to nurture the hidden talent of children, inspire interest in STEAM and Entrepreneurship, and help make them ready for college admission and future of workforce.

Where will your company be in 5 years?

In five years, we hope to be at: Revenue: $30M+ 250+ employees globally 15,000 students 500-1000 new products launched by our students trained for own businesses B2B - Serving our teaching methodology to many after schools, charter schools, private schools, with a possible franchisee model. Stretch Goal: We will have a database on student learning pattern, able to guide them for college, reduce drop-off rate. These projections cannot be guaranteed.

Why did you choose this idea?

Our preliminary research showed that the current education system with its traditional approach to learning is not catering to the needs of the children for building their future. We care not only because we have a close association and experience in e-commerce and can see and predict the needs of the future but also as parents of school goers.

What are your findings to address the same?

The need to adapt, innovate, and to succeed in the future workforce and gig economies is not addressed at all. The one-size-fits-all model in schools and online education system does not help the children to nurture individual interests and aptitude.

How is Moonshot Jr different from the ocean of educational platforms?

In recent years, a spike in tuition fees, the number of students dropping out of colleges, and parents/students failing to clear student loans has been observed. Unlike other platforms that are just imparting knowledge, we aim at providing hands-on-experience to the kid in terms of innovating or entrepreneurship. A student that might never be able to attend college, but Moonshot Jr's 4-step process will nurture their inner talent and help them establish themselves as an innovator or entrepreneur or both.

How do you acquire new users?

Moonshot Jr has been driving users to its platform through organic mediums like word-of-mouth, viral marketing (several of our videos has 10,000s of views), and paid media. During our program, students create several articles, videos & products which help them building authority and also help in MoonshotJr's branding & lead gen. We also have a well-fuelled team of sales and also get conversions from advertisements and promotions.

Do you have any success stories?

- Sania (13yrs) raised $8000 on Kickstarter for her Sania Box (presently selling on Amazon and more: tinyurl.com/saniabox).
- Our budding entrepreneurs and creator of Funtastic Box- Samvi, was invited to speak on the TEDx platform (https://tinyurl.com/ybqcmd57).

These are just a few gems from our kitty. We have quite a few names on our list of success stories to prove that we are going in the right direction (tinyurl.com/aquashot).